EXHIBIT H-5
ESTIMATE OF BONDABLE STRANDED COSTS

Stranded Cost Element	($000)		Status

Fossil Fuel-Fired Electric Generating Plants	149,500		Hearings held and stranded cost order from NJBPU

Sub-Total Stranded Costs	149,500

Transaction Costs	2,500	(1)	Estimated at 1.6% of total stranded costs

Total Bondable Stranded Costs	152,000

FOOTNOTES

(1) This amount includes transaction, legal, and other fees as well as costs associated with retirement of debt and equity, including accrued interest, premium and other fees, related to the sale of the Bondable Transition Property.

DEFINITIONS
NJBPU = New Jersey Board of Public Utilities